EXHIBIT 99.2











General FINANCE
CORPORATION
NASDAQ: GFN

Investor Presentation
Through Fiscal Year Ended June 30, 2016

Safe Harbor Statement

Statements in this presentation that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from those described in forward-looking statements. We believe that the expectations represented by our forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, unless otherwise stated, the forward looking statements contained herein are made as of the date of the presentation, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable law. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers are cautioned that these forward-looking statements involve certain risks and uncertainties, including those described in our filings with the Securities and Exchange Commission (the "SEC").

This presentation references financial measures that are not in accordance with U.S. generally accepted accounting principles ("GAAP"), that our management uses in order to assist analysts and investors in evaluating our financial results. These financial measures not in accordance with GAAP ("Non-GAAP Financial Measures") are defined in the Appendix. In each case, the most directly comparable GAAP financial measure, if available, is presented, and a reconciliation of the Non-GAAP Financial Measure and GAAP financial measure is provided.

GeneralFINANCE
CORPORATION

General Finance at a Glance

- Leading provider of specialty rental solutions in the portable (or mobile) storage, liquid containment and modular space industries (portable services)

- Broad and expanding geographic presence with 80 branch locations across North America and Asia-Pacific

- 100% ownership of Pac-Van and Lone Star Tank Rental in North America

- Over 50% ownership of Royal Wolf in the Asia-Pacific region

- 90% ownership of Southern Frac, a domestic manufacturer of portable liquid storage tanks and other steel-related products

- FY 2016 consolidated revenues of $285.9 million; consolidated adjusted EBITDA of $60.8 million*









GeneralFINANCE
CORPORATION

*Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the appendix.

Our Specialty Rental Services Fleet Categories

Portable Storage Fleet Units

Storage Containers



Fleet Units (06/30/16): 50,276

Freight Containers



Fleet Units (06/30/16): 8,868

Liquid Containment Fleet Units

Liquid Containment Tanks



Fleet Units (06/30/16): 4,056

Modular Space Fleet Units

Office Containers



Fleet Units (06/30/16): 9,673

Mobile Offices



Fleet Units (06/30/16): 4,590

Modular Buildings



Fleet Units (06/30/16): 1,142

General FINANCE
C O R P O R A T I O N

Investment Highlights

Human Capital

- Strategy and vision by industry founder
- Senior management drives disciplined growth strategies, operational guidance and capital markets support
- Most experienced and industry leading acquisitions team

Expansion Platform

- Top five market leader in North America with ample geographic development and expansion potential
- Market leader in Australia and New Zealand with focus to increase rental penetration
- Diversified customer base

Attractive Asset Class

- Long lived assets, rapid payback and minimal maintenance capex
- Differentiation and diversification of lease fleet

Financial Performance

- Strong discretionary free cash flow
- Greater focus on leasing positively impacts EBITDA margins

GeneralFINANCE
C O R P O R A T I O N

Experienced Senior and Field Level Management Team

- Dedicated senior executive management team with an average of over 20 years of industry experience
- Regional management personnel have specific product expertise and an average of over 15 years of industry experience

Name	Title	Prior Experience
Ronald Valenta	President, CEO	- Founder, Mobile Services Group, Inc. - Founding Director, National Portable Storage Association - Arthur Andersen & Co.
Charles Barrantes	EVP, CFO	- VP and CFO, Royce Medical Company - CFO, Earl Scheib, Inc. - Arthur Andersen & Co.
Jody Miller	EVP, CEO of GFN North America Leasing Corporation	- EVP and COO, Mobile Mini - SVP, Mobile Services Group - SVP, RSC Equipment Rental
Christopher Wilson	General Counsel, VP & Secretary	- General Counsel and Assistant Secretary, Mobile Services Group, Inc. - Associate, Paul Hastings LLP
Jeffrey Kluckman	EVP, Business Development	- Head of Mergers and Acquisitions, Mobile Mini, Mobile Services Group and RSC Equipment Rental
Neil Littlewood	CEO of Royal Wolf	-COO, Royal Wolf -Executive General Manager, Royal Wolf -EVP, Coates Hire
Theodore Mourouzis	President, COO of Pac-Van	- Controller for a 3M joint venture - Management consultant, Deloitte & Touche - President of a picture framing distributor and CFO of its holding company

General FINANCE
C O R P O R A T I O N

Leadership Position in North America with Extensive Branch Network

- Top 5 recognized provider on national, regional and local level

- 47 branches in the United States - presence in 43 of top 100 MSAs

- 2 branches in Western Canada

- Total lease fleet of 36,978 units

- FY2016 revenue of $160.0 million

- FY2016 adjusted EBITDA of $40.6 million*

North American Branch Network



Edmonton, AB, CA
Calgary, AB, CA
Seattle
Watford City
Madison
Green Bay
Milwaukee
Quad Cities
Detroit
Boston
Des Moines
Chicago
Pittsburgh
Salt Lake City
Denver
Kansas City
Indianapolis
Trenton
St. Louis
Springfield
Charleston
Bakersfield
Las Vegas
Memphis
Nashville
Raleigh
Charlotte
LA-Chino
Atlanta
Phoenix
Kermit
Albany
Dallas
Jacksonville
Austin
Houston
San Antonio
Kenedy
Orlando
Corpus Christi
Miami

INDIANA
Elkhart

OHIO
Cincinnati
Cleveland
Columbus
Toledo

KENTUCKY
Lexington
Louisville
Paducah

GeneralFINANCE
C O R P O R A T I O N

Note: Branch figures as of June 30, 2016.
*Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

#1 Market Share Leader in Asia-Pacific

- Leadership position with 40% market share [1] in Australia and New Zealand

- Only container leasing and sales company with a nationally integrated infrastructure and workforce

- Largest branch network of any storage container company in Australia and New Zealand

  - 22 branches in Australia

  - 9 branches in New Zealand

  - Represents all major metropolitan areas

- Total lease fleet of 41,627 units

- FY2016 revenue of $119.7 million

- FY2016 adjusted EBITDA of $28.9 million [2]



Asia-Pacific Branch Network

Note: Branch figures as of June 30, 2016.
(1)   Management estimate.
(2)   Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

Diversified Customer Base

Combined Leasing Operations FY2016



North America Leasing Operations FY2016



Asia-Pacific Leasing Operations FY2016



- *Over 41,000 customers in over 20 industries*
- *Largest customer in each geographic venue accounted for less than 5% of venue's respective FY2016 revenue*

GeneralFINANCE
CORPORATION

Note: TTM (6/30/16) revenue breakdown for North America, Asia-Pacific and Combined Leasing Operations.

Compelling Unit Economics



Best Rental Asset

Minimal Maintenance Expense

Typical Cost: $2,000 - $2,500

Long Economic Life

Typical Rent: $100/Cycle

Attractive Tax Attributes

Typical Utilization Rate: 80%

High Incremental EBITDA Margin

General FINANCE
C O R P O R A T I O N

Historical Financial Summary

Revenue



Leasing Revenue



Adjusted EBITDA[1]



Free Cash Flow Before Net Fleet Activity and Acquisitions[1]



GeneralFINANCE
C O R P O R A T I O N

(1)   Adjusted EBITDA and Free Cash Flow are Non-GAAP financial measures. Please see reconciliations in the Appendix.

Disciplined Balance Sheet Management and Capital Allocation

- Proven track record of organic and acquisition growth while maintaining modest leverage

- Fleet capital investment is discretionary and has been a significant component of our total investment spending

- Minimal maintenance capital expenditure requirements creates ability to generate significant free cash flow during a potential economic downturn



Net Fleet Capital Expenditures, Acquisitions and Fleet Count



Leverage [1] and Net Debt

GeneralFINANCE
CORPORATION

(1)   Represents total debt, less cash, divided by TTM Adjusted EBITDA.
(2)   Pro Forma to include Lone Star Tank Rental, acquired in April 2014

Capital Structure as of 6/30/16

	Corporate	Asia-Pacific Leasing Operations	North America Leasing and Manufacturing Operations
Consolidated cash	• $9.3 million		
Debt	• $72.0 million 8.125% Senior Notes • $10.0 million Term Loan	• $76.1 million outstanding on $130.2 million (A$175.0 million) Senior credit facility[1]	• $187.6 million outstanding on $232.0 million senior credit facility • $8.8 million – other[2]
Common equity	• 26.2 million shares outstanding	• 100.4 million shares outstanding • 51% of shares owned by General Finance	• North America leasing operations, 100% owned by General Finance • North America manufacturing operation, 90% owned by General Finance
Cumulative preferred stock	• $40.1 million		

[1] Asia-Pacific Leasing Operations amounts are translated into U.S. dollars based on $0.744 AUD/USD as of 6/30/16.
[2] Other debt includes $5.0 million of general indemnity and non-compete notes, as a result of the Lone Star acquisition.

GeneralFINANCE
CORPORATION

Appendix

General Finance Organizational Structure [1] [2]



(1)   Summary organization chart is illustrative and does not reflect the legal operating structure of General Finance.
(2)   Reflects consolidated revenues for the fiscal year ended June 30, 2016

Reconciliation of non-GAAP Measures

Adjusted EBITDA is a non-U.S. GAAP measure. We calculate adjusted EBITDA to eliminate the impact of certain items we do not consider to be indicative of the performance of our ongoing operations. In addition, in evaluating adjusted EBITDA, you should be aware that in the future, we may incur expenses similar to the adjustments in the presentation of adjusted EBITDA. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. We present adjusted EBITDA because we consider it to be an important supplemental measure of our performance and because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA and a form of adjusted EBITDA when reporting their results. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using adjusted EBITDA only supplementally. The following tables show our adjusted EBITDA and the reconciliation from net income on a consolidated basis and from operating income for our operating units and the reconciliation of free cash flow on a consolidated basis from our statement of cash flows.

GeneralFINANCE
C O R P O R A T I O N

Reconciliation of Consolidated Adjusted EBITDA

(in thousands)

	Year Ended June 30,							
	2009	2010	2011	2012	2013	2014*	2015	2016
Net income (loss)	($6,745)	($8,956)	($8,858)	$8,742	$11,413	$15,149	$13,045	($3,286)
Add (Deduct) --								
Provision (benefit) for income taxes	(4,374)	(1,261)	2,958	5,360	8,195	11,620	8,697	(2,191)
Foreign currency exchange loss (gain) and other	9,312	(1,948)	(4,125)	(443)	(1,028)	1,372	273	309
Interest expense	16,161	15,974	20,293	12,743	10,969	11,952	21,096	19,648
Interest income	(296)	(234)	(487)	(157)	(58)	(52)	(68)	(97)
Depreciation and amortization	17,045	19,619	19,165	18,924	22,241	27,127	38,571	38,634
Impairment of goodwill and trade name	902	7,633	5,858	---	---	---	---	3,068
Share-based compensation expense	---	629	693	901	1,316	1,938	2,174	2,388
Shares of RWH capital stock issued at IPO to Royal Wolf board of directors and executive management	---	---	369	---	---	---	---	---
Provision for shares of RWH capital stock purchased and awarded to Royal Wolf senior management team	---	---	802	---	---	---	---	---
Loyalty, past performance and successful IPO bonus to Royal Wolf executive and senior management team	---	---	1,311	---	---	---	---	---
Expenses of postponed public equity offering	---	---	---	---	---	---	365	---
Inventory write-downs and related	---	---	---	---	---	---	---	1,630
Non-recurring severance costs and CEO retirement compensation at Royal Wolf	---	---	---	---	---	---	---	727
Adjusted EBITDA	$32,005	$31,456	$37,979	$46,070	$53,048	$69,106	$84,153	$60,830

GeneralFINANCE
C O R P O R A T I O N

* FY 2014 includes approximately $7.0 million of adjusted EBITDA from Lone Star Tank Rental Inc., which was acquired on April 7, 2014.

Reconciliation of Operating Unit Adjusted EBITDA – Pac-Van

(in thousands)

	Year Ended June 30,				
	2012	**2013**	**2014**	**2015**	**2016**
Operating income (loss)	$5,881	$8,403	$13,323	$18,425	$17,984
Add --					
Depreciation and amortization	5,789	6,154	7,928	11,306	13,154
Share-based compensation expense	197	259	312	303	374
Inventory write-downs	---	---	---	---	123
Adjusted EBITDA	$11,867	$14,816	$21,563	$30,034	$31,635

General FINANCE CORPORATION

Reconciliation of Operating Unit Adjusted EBITDA - Lone Star Tank Rental

(in thousands)

	Year Ended December 31,	Year Ended June 30,		
	2013	2014	2015	2016
Operating income	$15,033	$16,372	$8,233	($1,541)
Add --				
Depreciation and amortization	5,356	8,013	11,345	10,529
Share-based compensation	---	1	11	22
Adjusted EBITDA	**$20,389**	**$24,386**	**$19,589**	**$9,010**

GeneralFINANCE
C O R P O R A T I O N

Reconciliation of Operating Unit Adjusted EBITDA - Royal Wolf

(in thousands)

	Year Ended June 30,					Year Ended June 30,
	2012	**2013**	**2014**	**2015**	**2016**	**2016**
Operating income	A$23,185	A$26,397	A$29,977	A$25,672	A$17,637	US$12,834
Add --						
Depreciation and Amortization	12,704	14,997	17,190	18,604	19,685	14,354
Share-based compensation expense	297	567	932	1,037	1,315	959
Non-recurring severance costs and CEO retirement compensation	---	---	---	---	975	727
Adjusted EBITDA	A$36,186	A$41,961	A$48,099	$A45,313	A$39,612	US$28,874

GeneralFINANCE
CORPORATION

Reconciliation of Consolidated Free Cash Flow

($ in millions)	FY 09	FY 10	FY 11	FY 12	FY 13	FY 14	FY15	FY16
Cash From Operations	$20.3	$16.7	$18.5	$15.2	$34.9	$51.5	$38.2	$48.8
Changes in Fleet Inventory	(3.9)	(4.4)	(1.6)	10.4	(4.8)	(12.4)	3.2	(3.0)
Adjusted Cash From Operations	$16.4	$12.3	$16.9	$25.6	$30.1	$39.1	$41.4	$45.8
Cash From (Used In) Investing	($35.8)	$0.7	($20.7)	($53.2)	($69.7)	($163.6)	($107.4)	($35.4)
Add-back Business and Real Estate Transactions	21.0	-	0.9	4.6	14.6	90.7	44.4	10.4
Add-back Net Fleet Purchases	11.3	(2.9)	16.1	45.4	47.6	65.7	54.6	20.8
Adjusted Cash Used In Investing	($3.5)	($2.2)	($3.7)	($3.2)	($7.5)	($7.2)	($8.4)	($4.2)
Free Cash Flow Prior to Net Fleet Activity and Acquisitions [1]	$12.9	$10.1	$13.2	$22.4	$22.6	$31.9	$33.0	$41.6

GeneralFINANCE
CORPORATION

(1) Prior to dividends paid on preferred stock.











NASDAQ: GFN